CONSENT OF QUALIFIED PERSON

To :

All Canadian Securities Regulatory Authorities (SEDAR)

United States Securities and Exchange Commission (EDGAR)

Toronto Stock Exchange (SEDAR)

NYSE Amex (EDGAR)

Aurizon Mines Ltd.

Re:

Technical Report on the Mineral Resource Estimation – Joanna Gold Project, Rouyn-Noranda,

Quebec, September 2011 Update (the “Report”) prepared for Aurizon Mines Ltd. (the “Company”)

I,  Maxime  Dupéré,  P.Geo., do  hereby confirm that  I am a  qualified person  under National  Instrument  43-101  and a co-author of the Report.

The  undersigned,  for  himself  and  on  behalf  of  SGS  Canada  Inc.,  pursuant  to  Section  8.3  of  National  Instrument

43-101 Standards of  Disclosure for Mineral  Projects this letter  is being filed as the consent  to the public filing of the  Report  and  to  the  use  of  extracts  from,  or  summaries  of,  the  Report  in  the  Company’s  Annual  Information

Form for the fiscal year ended December 31, 2011 (the “AIF”) and to being named in the AIF.

The  undersigned,  for  himself  and  on  behalf  of  SGS  Canada  Inc.,  confirms  to  have  read  the  written  disclosure  in the AIF stated to be derived from the Report  and that it  fairly and accurately represents the information contained in the Report.

The  undersigned  further  acknowledges  that  the  AIF  will  be  filed  as  an  Exhibit  to  the  Company’s  Annual  Report on  Form  40-F  for  the  fiscal  year  ended  December  31,  2011  (the  “Form  40-F”)  and  consents  to  SGS  Canada  Inc.

being named in the Form 40-F and authorize the use of the information represented therein relating to the Report.

Dated this 28th day of March, 2012.

Mineral Services

SGS Canada Inc.

10 boul. de la Seigneurie Est, Suite 203, Blainville, Québec Canada  J7C 3V5 t (450) 433-1050    f (450) 433-1048   www.geostat.com  www.met.sgs.com

Membre du Groupe SGS (SGS SA)